                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 14D-9/A

                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                               RIVIANA FOODS INC.
                            (Name of Subject Company)

                               RIVIANA FOODS INC.
                        (Name of Person Filing Statement)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                    769536103
                      (CUSIP Number of Class of Securities)


                              ELIZABETH B. WOODARD
                  VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                               RIVIANA FOODS INC.
                               2777 ALLEN PARKWAY
                              HOUSTON, TEXAS 77019
                                 (713) 529-3251

                  (Name, address and telephone number of person
                 authorized to receive notice and communications
                    on behalf of the person filing statement)

                                   COPIES TO:

                                 MARCUS A. WATTS
                            LOCKE LIDDELL & SAPP LLP
                                3400 CHASE TOWER
                                   600 TRAVIS
                              HOUSTON, TEXAS 77002
                                 (713) 226-1200


[ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

         This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on July 30, 2004 by Riviana Foods Inc., a Delaware corporation (the "Company"), relating to an offer by Ebro Puleva Partners G.P., a Delaware general partnership whose general partners are Ebro Puleva S.A., a "sociedad anonima" organized under the laws of Spain, and Herba Foods S.L., a "sociedad limitada" organized under the laws of Spain, to purchase all of the issued and outstanding shares of common stock, $1.00 par value per share, of the Company. Unless otherwise indicated, all capitalized terms referred to herein shall have the same meaning as set forth in the Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION: BACKGROUND OF THE OFFER.

1. Item 4 is hereby amended by replacing the seventh paragraph under the heading "Background of the Offer" with the following:

                  "On April 27, 2004, certain directors and senior management of the Company, including Mr. Godchaux III, Mr. E. James Lowrey, Mr. Hafner, Mr. Hanks, and Mr. Ray, met via telephone conference. At the meeting, a representative of Locke Liddell & Sapp LLP, legal counsel to the Company, reviewed with the directors present at the meeting their fiduciary duties under Delaware law with respect to a business combination, and various factors that the Board may consider in evaluating such a transaction. Representatives of Goldman Sachs then discussed various strategic alternatives available to the Company, including the sale of the entire Company, sale of selected subsidiaries of the Company, a recapitalization or leveraged transaction, and public market equity alternatives, including the alternative of remaining independent and continuing to execute the Company's business plan. Goldman Sachs was then directed by the Board to commence a formal process to identify strategic alternatives available to the Company, including assisting the Company in identifying parties that would likely be interested in a transaction with the Company. After this meeting, Mr. Godchaux III contacted Mr. Hernandez confirming the meeting in London in late May."

2. Item 4 is hereby amended by replacing the seventeenth paragraph under the heading "Background of the Offer" with the following:

                  "The first operative meeting of the representatives of Parent and the Company and their legal and financial advisors was held at Bear Stearns' offices in New York City on July 6, 2004. At such meeting, the parties further discussed the purchase price and determined a price of $25.75 per Share, rather than a price of $25.00 per Share plus a $0.75 special dividend, would be a clearer indication of value for the Shares and, in the Company's view, in the best interests of the Stockholders of the Company. In addition, such discussions included the timing of the draft merger agreement to be delivered by the Company's legal counsel, the Stockholders who would be subject to the Stockholder Agreements, the Company's process to approve a transaction once agreed upon, due diligence of the Company and its subsidiaries and the timing of the Parent's investigation; the timing of the Offer, Parent's financing plans and the treatment of the options to purchase the Company's Shares in the Offer. At such meeting the parties also discussed the termination fee under the Merger Agreement and agreed to further consult with their financial advisors. Having agreed in principle to the purchase price, subject to negotiation of definitive documentation, the parties agreed to pursue negotiation of the proposed transaction, including a definitive merger agreement, at a price of $25.75 per Share. At such meeting the parties also agreed to a detailed time schedule pursuant to which the Offer would be launched by the end of July 2004."

3. Item 4 is hereby amended by replacing the nineteenth paragraph under the heading "Background of the Offer" with the following:

                  "Between July 7, 2004 and July 22, 2004, representatives of Parent, Bear Stearns and Dewey Ballantine conducted due diligence on the Company's business, including reviewing legal and financial documents provided by the Company. During this period, legal and financial representatives of Parent and the Company and their respective advisors also negotiated all aspects of the proposed transaction and the Merger Agreement. In particular, during the week of July 12th, Bear Stearns and Goldman Sachs had ongoing discussions concerning the termination fee under the Merger Agreement and briefed their respective clients. During this period, the parties also discussed the Minimum Condition and Mr. Hanks indicated to Messrs. Hernandez and Carbo that the Company would be willing to agree to a Minimum Condition of 66 2/3% (rather than a majority) if Parent would agree to a termination fee of $3 million. On July 16, 2004 Mr. Carbo sent an e-mail to Mr. Hanks indicating that this proposal would be acceptable to Parent. However, the parties continued to discuss, until July 22, 2004, whether Parent would have the unilateral right to reduce the Minimum Condition to a majority. Following discussions between Messrs. Carbo and Hanks, the parties agreed that Parent would only be entitled to lower the Minimum Condition to a majority with the Company's consent; provided that in certain circumstances, if such consent were not given, Parent would have the right to terminate the Merger Agreement and recover its expenses up the amount of the termination fee. In addition, between July 7, 2004 and July 22, 2004, the parties negotiated the other terms of the Merger Agreement including the representations, warranties, covenants and conditions as well as the standard for a material adverse effect, the timing of, and the timing for extensions of, the Offer, the cashout of the options to purchase Company Shares in the Offer, the indemnification of the Company's officers and directors and the fiduciary duty related termination provisions of the Merger Agreement."

ITEM 4. THE SOLICITATION OR RECOMMENDATION: REASONS FOR RECOMMENDATION BY THE BOARD OF DIRECTORS.

         Item 4 is hereby supplemented by adding the following after clause
(xiii) under the heading "Reasons for Recommendation by the Board of Directors":

                  "(xiv) although the Offer Price represents only a 2% premium to the adjusted closing price of $25.26 on July 22, 2004, the Board of Directors believes that the modest premium was offset by the foregoing considerations, including the challenging business environment that the Company faces resulting from the increasingly popular trend of low carbohydrate diets, higher rice costs and centralized buying by supermarket chains."

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.

                                              RIVIANA FOODS INC.


                                              By:   /s/  W. DAVID HANKS
                                                 ------------------------------
                                                    W. David Hanks
                                                    Executive Vice President
                                                    and Assistant Secretary

Dated: August 13, 2004